UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics and Denso sign agreement for the supply of radio frequency terminals,

8 February 2006

TNT N.V. - Buyback of ordinary shares, 9 February 2006

8 February 2006

TNT Logistics and Denso sign agreement for the supply of radio frequency terminals

Deal with the subsidiary of Toyota highlights a mutual partnership

TNT Logistics Italy and the Japanese company Denso Id Systems, part of the Toyota Group and world leader in the design and production of hand-held barcode scanners, have signed a deal for the supply of 1,000 Denso terminals for the management of the electronic proof of delivery system, using the latest technology. At the same time, through its subsidiary Telis, TNT Logistics Italy has agreed on a partnership with Denso for the management of reverse logistics activities and the reconditioning of the handy terminals for Denso's clients.

The terminals Denso supplies to TNT feature software specially developed for TNT Logistics and the terminals themselves have been redesigned to meet the specific needs of the company, featuring a new GPRS module (as well as Wi-Fi and Bluetooth modules). The handy terminals will be used throughout the TNT Logistics Italy carrier network, and represent the first batch of terminals which will ultimately replace the full store of terminals currently used.

The first logistics provider in Italy to implement this kind of system, TNT Logistics Italy has made the investment, in value of 1 million Euros as part of its ongoing commitment to research in technological innovation - the use of these terminals will enable a far more accurate and faster "real time" service for customers.

TNT Logistics' subsidiary Telis will co-ordinate all reverse logistics processes for Denso's business, from the final customer to the repair workshop, with the reconditioning of potentially up to 15,000 terminals per year, to be carried out in its CellTel repair centre in Scarmagno (Turin). As a result of this contract, this repair centre will now become the first ever Denso Authorised Repair Centre in Italy serving the EMEA (Europe, Middle East and Africa) region. CellTel is a Telis subsidiary established in 2002 through the spin-off from Olivetti, which is active in the repair of mobile phones with an average of 350,000 phones reconditioned per year.

"This agreement with Denso, a global market leader in its field will enable us to further consolidate our leadership in the logistics services market through the use of highly innovative products which represent a competitive edge over our main competitors," comments Mr Gianfranco Sgro, Managing Director of TNT Logistics Italy. "Naturally we are glad we are able to support Denso in its service offering to its clients", he adds.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.3 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

9 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 8, 2006, it purchased 250,000 TNT N.V. ordinary shares at an average price of euro 27.4111 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 9 February 2006